Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("Liberty") Net Assets and

Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings

June 30, 2017

(unaudited)

amounts in millions

Liberty Net Assets	$7,499
Reconciling items:
zulily net assets	(1,357)
Liberty LLC Net Assets	$6,142

Liberty Net Earnings	$703
Reconciling items:
zulily net (earnings) loss	45
General and administrative expenses	2
Liberty LLC Net Earnings	$750